
APR 2 2 2010
193




10030965

AB 4/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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hours per response: 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NO
8- 46612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM DD YY) AND ENDING 12/31/2009 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Arborhedge Investments, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2024 S. Wabash Ave., Suite 401
(No. and Street)

Chicago (City) Illinois (State) 60616 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Tucker (312) 808-9540
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

200 West Adams, Suite 2211 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (2-89)

AB 4/30

OATH OR AFFIRMATION

I, Philippe Leopando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Arborhedge Investments, Inc., as of

December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President, Secretary and Treasurer

Title

Notary Public


OFFICIAL SEAL
CHRISTOPHER J LEE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/02/11

Dated 2/23/10

This report contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation
- x (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SEC MAIL
RECEIVED
PROCESSING
APR 22 2010
WASH, D.C.
193
SECTION

ARBORHEDGE INVESTMENTS, INC.

(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2009

ARBORHEDGE INVESTMENTS, INC.

(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2009

Contents


VICTORIUM - CORONAT - CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Arborhedge Investments, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Arborhedge Investments, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aborhedge Investments, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and supplemental schedules have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 13 through 15 inclusive are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
February 24, 2010

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

ARBORHEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Financial Condition
December 31, 2009

Assets

Cash in bank	$	17,254
Fees receivable		28,404
Prepaid expense		3,703
Total assets	$	49,361

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	8,264
Income taxes payable - deferred		3,293
Total liabilities	$	11,557

Stockholders' Equity

Common stock, at stated value, (1,000 shares authorized, 100 shares issued and outstanding)	$	100
Additional Paid in Capital		53,700
Retained (deficit)		(15,996)
Total stockholders' equity	$	37,804
Total liabilities and stockholders' equity	$	49,361

The accompanying notes are an integral part of these financial statements.

ARBORHEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Operations
For the Year Ended December 31, 2009

Revenue		
Fee income	$	43,912
Other income		1,076
Total revenue	$	44,988
Expenses		
Directors' fees	$	25,000
Professional fees		13,500
Regulatory fees		1,817
Insurance		2,925
Communications		2,326
Other		2,786
Total expenses	$	48,354
(Loss) before provision/(credit) for income taxes	$	(3,366)
Provision for income taxes - deferred		7,393
Net (loss)	$	(10,759)

The accompanying notes are an integral part of these financial statements.

ARBORHEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Statement of Changes in Stockholders' Equity			
	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total
Balance at January 1, 2009	$ 100	$ 53,700	$ (5,237)	$ 48,563
Net (loss)	-	-	(10,759)	(10,759)
Balance at December 31, 2009	$ 100	$ 53,700	$ (15,996)	$ 37,804

The accompanying notes are an integral part of these financial statements.

ARBORHEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows Provided By Operating Activities:

Net (loss)			$	(10,759)
Adjustments to reconcile net (loss) to net cash provided by operating activities:				
Net change in:				
Fees receivable	$	6,555		
Prepaid expense		(3,703)		
Illinois personal property replacment taxes receivable - current		100		
Illinois personal property replacment taxes receivable - deferred		4,000		
Income tax payable - deferred		3,293		
Accounts payable and accrued expenses		964		
Total adjustments			$	11,209
Net cash provided by operating activities			$	450
Net increase in cash			$	450
Cash Balance December 31, 2008			$	16,804
Cash Balance December 31, 2009			$	17,254

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Income taxes -

The accompanying notes are an integral part of these financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business
The Company was incorporated on August 11, 1993 in the State of Illinois for various purposes including, but not limited to, the sale of direct participation programs ("DPP"). The Company's income is derived primarily from fees received in conjunction with its marketing of DPPs. On January 5, 2009, a Stock Purchase Agreement was executed for Mark R. Tucker and Philippe Leopando to buy the Company from Joseph G. Nicholas. The agreement was approved by Financial Industry Regulatory Authority ("FINRA") effective in March 2009.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the FINRA. Its activities are limited to the sale of DPPs.

The Company does not hold customer funds or securities. Consequently, it is not subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

Income Taxes
The Company was formerly treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended, for the period of January 1, 2009 through March 26, 2009. As a result of the change in ownership, the Company changed to a "C-Corporation", starting on March 27, 2009 and has elected to file its tax returns on a stand alone basis. The Company is subject to the Illinois Personal Property Replacement Tax of 2.5% of net income, as defined.

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes" which is now codified in ASC 740-10, *Income Taxes*. ASC 740-10 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the footnotes of the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or reduction of a tax benefit in the current year. For the year ended December 31, 2009, management has determined the there are no uncertain provisions.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company had incurred continued operating losses for the year ended December 31, 2009. In 2009, the Company incurred a net (loss) of approximately $10,700. In 2008, the Company incurred a significant net loss of approximately $268,000. The Company's primary source of revenue had stabilized from the prior year and actually increased by 11%. Although the director's fees had decreased by 87% from the prior year such fees accounted for 49% of the Company's operating expenses. Furthermore, the firm's sole salaried employee declined his salary for 2009 along with other compensated benefits which if taken would have increased the expenses by 60%. Due to the current economic environment, the ability of the Company to continue as a going concern will be contingent upon its ability to significantly increase its revenues and the shareholders' ability to contribute additional capital to the Company if necessary.

NOTE 3 - MINIMUM CAPITAL REQUIREMENTS

As a registered "DPP" securities dealer the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2009 the Company had net capital requirements and net capital of $5,000 and $5,697, respectively. The net capital requirements could effectively restrict the payment of cash distributions, the purchase by the Company of its own stock and the making of unsecured loans to the shareholders.

NOTE 4 - RELATED PARTY

The Company's lease agreement for office space was canceled as of December 31, 2008. The lease agreement was involving a related party. In 2009, due to the economic environment, the related party declined to receive payment for the office space.

NOTE 5 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by the general partners or managers of the DPPs on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account which introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

NOTE 6 - SUBSEQUENT EVENTS (Unaudited)

At the issuance date of the Audit Report, the Company had sufficient capital in excess of its minimum requirement.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ARBORHEDGE INVESTMENTS, INC. **as of December 31, 2009**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	37,804	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				37,804	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	37,804	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$ 32,107	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600			
	D. Other deductions and/or charges		3610		(32,107)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	5,697	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (list)		3736		0	3740
10.	Net Capital			$	5,697	3750

Non-allowable assets:		
Fees receivable	$	28,404
Prepaid expense		3,703
Total	$	32,107

Reconciliation between unaudited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A	$	8,990
Increase in income taxes payable		(3,293)
Net capital per audited financial statements	$	5,697

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ARBORHEDGE INVESTMENTS, INC. **as of December 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	770	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	697	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	4,541	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	11,557	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	11,557	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	202.86%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

Part B

22.	2% of combined aggegate debit items as shown in Formula for Reserve Requirements pursuant to Rul 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		3870
23.	Minimum dollar net capital reuqirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess net capital (line 10 less line 24)		3910
26.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or 120% minimum Net Capital Requirement		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealear and for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand not covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Independent Auditors' Report.

ARBORHEDGE INVESTMENTS, INC.
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2009

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.


VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Arborhedge Investments, Inc.
Chicago, Illinois

We have examined the financial statements of Arborhedge Investments, Inc. for the year ended December 31, 2009, and issued our report thereon dated February 24, 2010. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Due to the small size of the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 927-6604 Fax (312) 922 · 0315
www.liccar.com

procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted below, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

> At December 31, 2009, accruals for certain revenue and expenses were not maintained in the books and records of the Company such that the related monthly net capital computation was prepared substantially on a cash basis. Generally accepted accounting principles and Rule15c3-1 under the Securities Exchange Act of 1934, as Amended, require that the Company's books and records and the monthly net capital computation be maintained on the accrual basis of accounting. The Company did not file an amended FOCUS Report to reflect these accruals. The Company should recognize all accruals, prepare its books and records as well as monthly net capital computation on an accrual basis and that management review such computations to ensure compliance with this policy.

The Company should prepare and implement policies and procedures to ensure that it properly classifies the Company's account balances. Management must ensure that such reports contain the proper classification of its balances.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the FINRA and should not be used for any other purpose.



Certified Public Accountants

Chicago, Illinois
February 24, 2010


SEC MAIL
APR 22 2010
SECTION

ARBORHEDGE INVESTMENTS, INC.

Independent Accountants' Report on Applying Agree-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

as of December 31, 2009

ARBORHEDGE INVESTMENTS, INC.

Independent Accountants' Report on Applying Agree-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

as of December 31, 2009

Contents


VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

To the Shareholders
Arborhedge Investments, Inc.
2024 S. Wabash Ave., Suite 401
Chicago, IL 60616

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through December 31, 2009, which were agreed to by Arborhedge Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Arborhedge Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Arborhedge Investments, Inc.'s management is responsible for the Arborhedge Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the firm's general ledger and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009, noting no differences;

3. Compared the adjustments reported in Form SIPC-7T with supporting schedules provided by the client and noted no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the general ledger and management representations supporting the adjustments noting no differences; and

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T and noted no overpayment was brought forward.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Chicago, Illinois
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Arborhedge Investments, Inc
2024 S. WABASH AVE., STE 401
CHICAGO, IL 60616

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 150.00
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) — Jan 23 2009 (Date Paid)	(150.00)
C.	Less prior overpayment applied	(Ø)
D.	Assessment balance due or (overpayment)	Ø
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	Ø
F.	Total assessment balance and interest due (or overpayment carried forward)	$ Ø
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ Ø
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arborhedge Investments, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP
(Title)

Dated the 24 day of Feb, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

TOTAL P.01

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 39,962
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	$ 0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 39,962
2e. General Assessment @ .0025	$ $150 (to page 1 but not less than $150 minimum)

TOTAL P.02